Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Twelve Weeks Ended
	November 21,	November 22,
	2009	2008
Earnings:
Income before income taxes	$224,088	$207,373
Fixed charges	51,128	45,066
Less: Capitalized interest	(241)	(172)

Adjusted earnings	$274,975	$252,267

Fixed charges:
Gross interest expense	$35,800	$31,920
Amortization of debt expense	1,489	620
Interest portion of rent expense	13,839	12,526

Total fixed charges	$51,128	$45,066

Ratio of earnings to fixed charges	5.4	5.6

	Fiscal Year Ended August
	2009	2008	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings:
Income before income taxes	$1,033,746	$1,007,389	$936,150	$902,036	$873,221
Fixed charges	204,017	173,311	170,852	156,976	144,930
Less: Capitalized interest	(1,301)	(1,313)	(1,376)	(1,985)	(1,079)

Adjusted earnings	$1,236,462	$1,179,387	$1,105,626	$1,057,027	$1,017,072

Fixed charges:
Gross interest expense	$143,860	$120,006	$121,592	$110,568	$102,341
Amortization of debt expense	3,644	1,837	1,719	1,559	2,343
Interest portion of rent expense	56,513	51,468	47,541	44,849	40,246

Total fixed charges	$204,017	$173,311	$170,852	$156,976	$144,930

Ratio of earnings to fixed charges	6.1	6.8	6.5	6.7	7.0